NAMA-J Farms

13346 SW 31st Street Miramar, FL 33027

Offering

Target Funding Reqest	Max. Funding Request	Deadline Date	# of Days to deadline
$ 100,000	$ 1,000,000	12/01/2016	26
Price Per Share of stocks	**# of Shares To Be Sold**	**# of Shares Related to the Max. Funding Request**	**Total # of Shares Issued**
$ 0.02	2,000,000	20,000,000	100,000,000
Voting Right	**Will Dividends Be Paid**	**# of Employees**	**Equity Valuation of This Company**
Yes	No	1	$ 2,000,000
Investors	**Investment Committed**	**% of Target Request**	
0	$0	0.00%	

Our Business

NAMA-J Farms Inc (NAMA-J) was incorporated in the state of FL as a profit corporation on 8/13/2016. The funds raised at the target or maximum level will be used to develop a poultry farm in Hendry County FL where chickens will be purchased, raised, slaughtered and sold according to Halal and Kosher standards. Chickens are raised and slaughtered on a 45-day cycle. The operation is environmentally friendly, cost effective and stress free for the chickens. Slaughtered chickens will be sold to supermarkets chains and retail outlets that cater to the Jewish and Muslim populations. If the target of $100K is raised, land for the farm will be leased. If the maximum of $1M is raised, the land will be purchased. In either case it will take about 3 months from the receipt of the funds for the farm to be operational.

Market

Market: A recent survey indicates that the market for chickens produced by Halal and Kosher standards is on the rise in Florida. One salient factor is the rapid growth of the local Muslim population. About 20% of world population eats meats processed in the Halal format, which has been adopted by many farms.

Competitors

NAMA-J faces competition from other producers of poultry and meat products. The demand for chicken and special processed poultry is strong. Factors affecting the demand for chickens are: increased family sizes, increased restaurant outlets, demand for healthy food, shift in choice to white meat, easy preparation, and preference of small scale handled food.

Revenue, Cost, Profit, and Forecast

NAMA-J expects to be profitable from Year 1. If the target fund is raised, the following are expected for years 1, 2, and 3, respectively: revenue: $218K, $218K, $218K; costs: $182K, $182K, $182K; profit $36K, $36K, $36K. If the maximum fund is raised, the following are expected for years 1, 2, and 3, respectively: revenue: $1.3M, $1.7M, and $2.3M; costs: $1.0M, $1.3M, $1.8M; profit: $0.3M, $0.4M, $0.5M.

Use of Investment Funds

If the target fund is raised, a small-scale poultry operation will be developed on leased land with major costs of: leasehold acquisition and development $53K, operational costs $27K, and marketing and consulting fees $20K. If the maximum fund is raised, a large-scale poultry farm will be developed with major costs of: land acquisition and development $617K, marketing and consulting fees $200K, operational costs $158K, and work vehicles and equipment $25K.

Financial Conditions

The funding request is critical to the NAMA-J's operation. Without funds raised, NAMA-J will not be able to construct a chicken farm and raise chickens. Once the funds are raised, NAMA-J anticipates to use funds immediately and to be profitable, which is the first financial milestone. NAMA-J will rely on the revenue generated from selling chickens and the funds raised.

Funds Received from Crowdfunding or Other Exempt Offering in Past 3 Years

None

Other Debts

None

Stock Related Issues (e.g. impact of issuing additional shares, restriction of transferring stock or dividend distribution)

The issuance of new shares would dilute the value and voting rights of the shares being offered to investors as would the issuance of stock options and optional securities were the options exercised. There are no restrictions on the transfer of the shares being offered to investors other than those imposed by Regulation CF. The shares being offered to investors have no restrictions with respect to the distribution of dividends.

Class and Terms of Securities and Limitations on Voting Right

NAMA-J has one billion authorized perpetual shares of common stock with unlimited voting rights, 100M of which are issued. 80M shares are granted to the owners and up to 20M will be offered to investors depending on the amount of funds raised.

Other Issues Related to Equity

None

Related Party Transactions

None

Annual Report Filing

The Regulation Crowdfunding (Reg CF) requires a company to file annual report after receiving funds. Because NAMA-J is a new company and is in the process of raising funds, it is not required to file annual report yet. NAMA-J will file and/or terminate filing annual report as required by the Reg CF.

Predecessor Failed Report Filing

None

Material Information Disclosure

Disqualified Events

None

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Risks associated with NAMA-J Farms

Key risks that may result a total loss of investors' investment are: (1) the flock may be destroyed by disease, fire, adverse weather conditions or other hazards; (2) feed and medicine may be in short supply or contaminated; (3) adverse changes in governmental regulations; and (4) changes in consumer preference.

Risks associated with NAMA-J Farms

Key risks that may result a total loss of investors' investment are: (1) the flock may be destroyed by disease, fire, adverse weather conditions or other hazards; (2) feed and medicine may be in short supply or contaminated; (3) adverse changes in governmental regulations; and (4) changes in consumer preference.

Financial disclosure

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	0.0	0.0
Cash & Cash Equivalents	0.0	0.0
Accounts Receivable	0.0	0.0
Short-term Debt	0.0	0.0
Long-term Debt	0.0	0.0
Revenues / Sales	0.0	0.0
Costs of Goods Sold	0.0	0.0
Taxes Paid	0.0	0.0
Net Income	0.0	0.0

View the Company's Website to See More Info	Read Form C filed with the SEC for Other Disclosures
http://www.namajfarms.com	Form C
Financial Statements	**Artical (or Certificate) of Incorporation**
(Download)	(Download)

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Notes:

(1) This company's financial statements can be viewed after a user logs in.
(2) Investors will be notified when the target funding request is reached.
(3) If the sum of the investment commitments does not equal or exceed the amount of target funding request at the deadline specified above, no securities will be sold and investment commitments will be canceled and committed funds will be returned.
(4) Investors may cancel an investment commitment until 48 hours prior to the deadline specified in the business plan above, and if an investor does not cancel an investment commitment before the 48-hour period prior to the deadline, the funds will be released to the company upon closing of the funding request when the amount of investment commitments equals or exceeds the target funding request and the investor will receive securities in exchange for his or her investment.
(5) If an investor does not reconfirm his or her investment commitment within five business days of receiving a notice after a material change is made to the business plan above, the investor's investment commitment will be canceled and the commitment funds will be returned.
(6) Read the Regulation Crowdfunding to learn the restrictions on selling (or reselling) the securities bought through this funding portal.

Officers and Major Stock Holders in: NAMA-J Farms

Name	Title	% of Stock Held[*]	Current Year		One Year Ago		Two Years Ago	
			Occupation	Employer	Occupation	Employer	Occupation	Employer
Henry Johnson	President	100.00%	Constrution	Self-employed	Constrution	Self-employed	Constrution	Self-employed

(*) Note that the percentage of stock held indicates the status of the issuer's current holding prior to selling stocks to investors